Playtex Products, Inc.

300 Nyala Farms Road

Westport, Connecticut 06880

August 27, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:  H. Christopher Owings

Re:	Playtex Products, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 10, 2007
File No. 1-12620

Dear Mr. Owings:

In response to the staff’s request in its August 21, 2007 comment letter with regard to the above referenced proxy statement (the “Proxy Statement”), Playtex Products, Inc. (the “Company”) acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely yours,

PLAYTEX PRODUCTS, INC.

By:	/s/ Kris J. Kelley
Kris J. Kelley
Chief Financial Officer

cc:	Matthew Benson, Attorney-Adviser
Mara Ransom, Legal Branch Chief
Richard B. Aldridge, Morgan, Lewis & Bockius LLP